Filed Pursuant To Rule 433
Registration No. 333-158105
October 9, 2009

Help Protect Your Fortune: Diversify with Gold
“You have to choose between trusting to the natural stability of gold and the natural stability of the honesty and intelligence of the members of the Government. And, with due respect for these gentlemen, I advise you, as long as the Capitalist system lasts, to vote for gold.”
— George Bernard Shaw
CHALLENGE
In the last ten to fifteen years, the volatility of the equities market has proven to be a harrowing ride for investors. In light of economic and political uncertainty, and with retirement looming large for the boomer generation, many investors are searching for ways to more effectively manage risk and ultimately enhance the overall performance of their portfolios.
Is there a safe haven from uncertainty? How can investors better manage risk in their portfolios to ultimately preserve wealth?
POTENTIAL SOLUTION
Investors may want to consider allocating a portion of their portfolio assets to gold bullion investments. As illustrated to the right, gold has typically shown a lack of correlation with other asset classes. That is, over the long term the price of gold has been largely unrelated to the price of traditional asset classes such as US equities, cash, fixed income, real estate or international equities. It is its low-to-negative correlation with other asset classes that makes gold an attractive portfolio diversification tool.
Gold is durable and highly liquid, and the economic forces that determine the price of gold are different from the economic forces that determine the price of many other asset classes such as equities, bonds or real estate. A potential safe haven from the uncertainty of economic events, political unrest and high inflation, gold offers investors an attractive opportunity to diversify their portfolios.
During periods of economic and political instability, when the value of many other assets may have fallen dramatically, gold has commonly remained a store of value. By building a broadly diversified portfolio that holds a wide range of asset classes—including gold—investors can pursue downside protection against short term underperformance risks, and potentially take advantage of asset classes that perform well during any given time period.
Source: Zephyr StyleADVISOR, SSgA Strategy & Research.
Gold: London PM Fixing; US Equities: S&P 500 Index; Cash: Citigroup 3-Month T-Bill Index;
International Equities: MSCI EAFE Index; US Fixed Income: Barclays Capital Aggregate Bond
Index; Real Estate: Dow Jones U.S. Select REIT Index.
Past performance is no guarantee of future results.
Adding gold to your portfolio potentially:
- Lowers overall portfolio risk
- Helps preserve wealth

State Street Global Markets, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH PUBLIC.
Diversification does not ensure a profit or guarantee against a loss.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by State Street, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the SPDRGold Trust expects the value of an investment in the Shares to decline proportionately.
Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
Not FDIC Insured — No Bank Guarantee — May Lose Value
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900
© 2009 State Street Corporation. All Rights Reserved.      IBG-0674 Exp.      Date: 6/30/2010       IBG.GLD.DIV.1009

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.